UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ECOLAB INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number)

Laurie A. Smiley, Esq.

Arian Colachis, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person Authorized to

 Receive Notices and Communications)

August 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,613,072(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 20,613,072(1)

	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,613,072(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person (See Instructions) OO

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,613,072(1)

	8	Shared Voting Power 4,366,425(2)

	9	Sole Dispositive Power 20,613,072(1)

	10	Shared Dispositive Power 4,366,425(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,979,497(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%
14	Type of Reporting Person (See Instructions) IN

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 4,366,425(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 4,366,425(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,366,425(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 278865100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 4,366,425(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 4,366,425(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,366,425(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person (See Instructions) IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Stock, $1.00 par value per share (the “Common Stock”) of Ecolab Inc. (the “Issuer”).  This Amendment is begin jointly filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”), to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on July 29, 2011.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 3.                                     Source and Amount of Funds or Other Consideration

During the period August 22 through August 23, 2011, Cascade purchased 2,530,900 shares of Common Stock with its working capital for an aggregate purchase price of $120,799,751.25.

Item 5.                                     Interest in Securities of the Issuer

(a)    See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)    See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)   Since the filing of the last Schedule 13D, Cascade purchased 2,530,900 shares of Common Stock for cash in open market transactions on the dates and for the weighted-average purchase prices set forth in Exhibit 99.1, which is attached hereto and incorporated by reference.

(d)   Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)    Not applicable.

Item 7.    Material to be Filed as Exhibits

Exhibit 99.1            Transactions by Cascade

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2011	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 29, 2011 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on July 29, 2011, SEC File No. 005-30248 and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.